Exhibit 3.3

ARTICLES OF AMENDMENT

TO THE

REVISED ARTICLES OF INCORPORATION

OF

DREAMS, INC.

Pursuant to the Utah Revised Business Corporation Act, the Revised Articles of Incorporation of Dreams, Inc., a Utah corporation (the “Corporation”), is hereby amended as follows:

FIRST: The name of the corporation is Dreams, Inc.

SECOND: Article IV of the Revised Articles of Incorporation of the Corporation is hereby amended and restated to read as follows:

“ARTICLE IV – CAPITAL STOCK

The aggregate number of shares of all classes of capital stock that this corporation is authorized to issue is Five Hundred Ten Million (510,000,000) shares consisting of (i) Five Hundred Million (500,000,000) shares of common stock, no par value per share (the “Common Stock”) and (ii) Ten Million (10,000,000) shares of preferred stock, no par value per share (the “Preferred Stock”).

The designations, preferences, limitations and relative rights of the Common Stock and the Preferred Stock of this corporation are as follows:

A.	Provisions Relating to the Common Stock.

(i)	Voting Rights. Except as otherwise required by law or as may be provided by resolution of the Board of Directors authorizing the issuance of any class or series of Preferred Stock in accordance with Section B of this Article IV, all rights to vote and all voting power shall be vested exclusively in the holders of the Common Stock. The holders of the Common Stock shall be entitled to one vote per share on all matters submitted to a vote of shareholders, including, without limitation, the election of directors.

(ii)	Dividends. Except as otherwise provided by law or as may be provided by resolution of the Board of Directors authorizing the issuance of any class or series of Preferred Stock in accordance with Section B of this Article IV, the holders of the Common Stock shall be entitled to receive when, as and if provided by the Board of Directors, out of funds legally available therefor, dividends payable in cash, stock or otherwise.

(iii)	Liquidating Distributions. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and after payment or provision for payment of the debts and other liabilities of this corporation, and except as may be provided by resolution of the Board of Directors authorizing the issuance of any class or series of Preferred Stock in accordance with Section B of this Article IV, the remaining assets of this corporation shall be distributed pro-rata to the holders of the Common Stock.

B.	Provisions Relating to the Preferred Stock.

(i)	General. The Preferred Stock may be issued from time to time in one or more classes or series, the shares of each class or series to have such designations, powers, preferences, rights, qualifications, limitations and restrictions thereof as are stated and expressed herein and in the resolution or resolutions providing for the issuance of such class or series adopted by the Board of Directors as hereinafter prescribed.

(ii)	Preferences. Authority is hereby expressly granted to and vested in the Board of Directors to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, to determine and take necessary proceedings fully to effect the issuance and redemption of any such Preferred Stock, and, with respect to each class or series of the Preferred Stock, to fix and state, by the resolution or resolutions from time to time adopted by the Board of Directors providing for the issuance thereof, the following:

(a)	whether or not the class or series is to have voting rights, full or limited, or is to be without voting rights;

(b)	the number of shares to constitute the class or series and the designations thereof;

(c)	the preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to any class or series;

(d)	whether or not the shares of any class or series shall be redeemable and if redeemable, the redemption price or prices, and the time or times at which and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

(e)	whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and if such retirement or sinking fund or funds be established, the annual amount thereof and the terms and provisions relative to the operation thereof;

(f)	the dividend rate, whether dividends are payable in cash, stock of this corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of the dividends payable on any other class or classes or series of stock, whether or not such dividend shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

(g)	the preferences, if any, and the amounts thereof that the holders of any class or series thereof shall be entitled to receive upon voluntary or involuntary dissolution of, or upon any distribution of the assets of, this corporation;

(h)

whether or not and the circumstances under which the shares of any class or series shall be convertible into, or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of this corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such conversion or exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

(i)	such other special rights and protective provisions with respect to any class or series as the Board of Directors may deem advisable.

The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any or all of the foregoing respects. The Board of Directors may increase the number of shares of the Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any other class or series. The Board of Directors may decrease the number of shares of the Preferred Stock designated for any existing class or series by a resolution, subtracting from such class or series unissued shares of the Preferred Stock designated for such class or series and the shares so subtracted shall become authorized, unissued and undesignated shares of the Preferred Stock.”

THIRD: Except as set forth above, the Revised Articles of Incorporation of the Corporation shall remain unchanged.

FOURTH: The foregoing amendment to the Revised Articles of Incorporation of the Corporation was duly proposed, adopted and approved by the members of the Board of Directors of the Corporation on March 14, 2005.

FIFTH: The number of shares of common stock, the Corporation’s only class of stock, issued and outstanding and entitled to vote on the amendment on April 5, 2005, was 56,363,195. The number of shares of common stock represented at the shareholders meeting was 29,280,839. The total number of votes cast in favor of the above amendment was 28,993,576 and the total number of votes cast against the above amendment was 223,830 and the total number of votes abstaining was 63,433. Therefore, the number of votes cast for the amendment was sufficient for approval.

SIXTH: This amendment shall be effective at the time of filing of these Articles of Amendment.

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed these Articles of Amendment on April 5, 2005.

DREAMS, INC.

By:	/S/ Ross Tannenbaum
	Name:	Ross Tannenbaum
	Title:	President and Chief Executive Officer